UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Hampshire Group, Limited

(Name of Issuer)
Common Stock, par value $.10 per share

(Title of Class of Securities)
408859106

(CUSIP Number)
Morgan, Lewis & Bockius LLP
77 West Wacker Drive
Chicago, IL 60602
Attention: Andrew L. Weil, Esq.
Neal Aizenstein, Esq.
(312) 324-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 15, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g) check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240 A 317 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this coyer page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	408859106

1	NAME OF REPORTING PERSONS Peter W. Woodworth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		272,052

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		272,052

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	272,052*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0% based on 5,469,165 shares outstanding as of October 31, 2009

14	TYPE OF REPORTING PERSON

	IN
*   The Group is deemed to beneficially own an aggregate of 464,018 shares of common stock, or 8.5% the class, based on 5,469,165 shares outstanding as of October 31, 2009. See Item 5.

CUSIP No.	408859106

1	NAME OF REPORTING PERSONS Joyce Woodworth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		60,929

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		60,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	60,929*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.1% based on 5,469,165 shares outstanding as of October 31, 2009

14	TYPE OF REPORTING PERSON

	IN
*   The Group is deemed to beneficially own an aggregate of 464,018 shares of common stock, or 8.5% the class, based on 5,469,165 shares outstanding as of October 31, 2009. See Item 5.

CUSIP No.	408859106

1	NAME OF REPORTING PERSONS Loubani L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		131,037

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		131,037

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	131,037*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.4% based on 5,469,165 shares outstanding as of October 31, 2009

14	TYPE OF REPORTING PERSON

	PN
*   The Group is deemed to beneficially own an aggregate of 464,018 shares of common stock, or 8.5% the class, based on 5,469,165 shares outstanding as of October 31, 2009. See Item 5.

CUSIP No.	408859106

1	NAME OF REPORTING PERSONS Mohammed Loubani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		131,037

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		131,037

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	131,037*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.4% based on 5,469,165 shares outstanding as of October 31, 2009

14	TYPE OF REPORTING PERSON

	IN
*   The Group is deemed to beneficially own an aggregate of 464,018 shares of common stock, or 8.5% the class, based on 5,469,165 shares outstanding as of October 31, 2009. See Item 5.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
SIGNATURE
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7

EXPLANATORY NOTE
This Schedule 13D is filed by Peter W. Woodworth and Joyce Woodworth, individuals (the “Woodworth Reporting Persons”) and Loubani L.P. and Mohammed Loubani (the “Loubani Reporting Persons”) with respect to the common stock, par value $.10 per share (the “Common Stock”), of Hampshire Group, Limited, a Delaware corporation (“Hampshire” or the “Company”). This Schedule 13D is being filed by the Woodworth Reporting Persons and the Loubani Reporting Persons (collectively, the “Reporting Persons”) to report the formation of a group among the Reporting Persons.
Item 1. Security and Issuer
     (a) Title of Class of Equity Securities to which this Statement relates:
Common Stock, par value $0.10 per share
     (b) Name and Address of Issuer’s Principal Executive Offices:
Hampshire Group, Limited
114 West 41st Street
New York, New York, 10036
Item 2. Identity and Background
     This Schedule 13D is being filed on behalf of each the following Reporting Persons:

Citizenship (individuals) or Place
Name of Reporting Person	of Organization (entities)	Address
Peter W. Woodworth	United States	902 East Second Street
Suite 100
Winona, MN 55987

Joyce Woodworth	United States	902 East Second Street
Suite 100
Winona, MN 55987

Loubani L.P.	Canada	1 Grosvenor Street London, Ontario, Canada N6A1Y2

Mohammed Loubani	Canada	1 Grosvenor Street London, Ontario, Canada N6A1Y2
Woodworth Reporting Persons:
Mr. Woodworth, a citizen of the United States, was previously employed by a subsidiary of the Company. His employment ended as of December 31, 2000. Mr. Woodworth is currently the president of WKM Properties LLP, a family real estate development firm, located a 902 East Second Street, Suite 100, Winona, Minnesota 55987-4696.
Mrs. Woodworth, a citizen of the United States, is the producer and director of the “Spirit of the Heartland” television series for the HBCI Cable Television Company located at 58 Johnson Street, Winona, Minnesota 55987.
During the past five years, neither of the Woodworth Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Loubani Reporting Persons:
Loubani L.P. is principally engaged in the business of acting as an investment fund. Loubani L.P. has no executive officers or directors. Loubani L.P. is an Ontario limited partnership. Mohammed Loubani is the general partner of Loubani L.P. Mohammed Loubani is a citizen of Canada.
During the past five years, neither of the Loubani Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Woodworth Reporting Persons:
The Woodworth Reporting Persons expended an aggregate of approximately $1,865,000 of their investment capital to purchase 332,981 shares of Common Stock.
Loubani Reporting Persons:
In acquiring 131,037 shares of Common Stock beneficially owned by Loubani L.P., Loubani L.P. expended approximately $393,500 (excluding commissions) of its working capital.
Item 4. Purpose of Transaction
Mr. Woodworth was employed by Hampshire Designers, Inc. between October 10, 1995 and December 31, 2000. Mr. Woodworth served as a member of the Board of Directors from June 1996 until May 2004, at which time he became a Director Emeritus.
On March 2007, the Woodworth Reporting Persons disclosed that they intended to seek a change in the Board of Directors of the Company (a “Board Change”). In April 2007, the Reporting Persons discussed that they no longer intended to seek to affect a Board Change at that time; provided that the Woodworth Reporting Persons continued to believe that a Board Change would be a positive development for the Company and that the Woodworth Reporting Persons reserved the right to seek to effect a Board Change at another time.
The Loubani Reporting Persons originally acquired the shares of Common Stock beneficially owned by them for investment purposes, and not with the purpose nor with the effect of changing or influencing the control or management of the Company and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.
The Reporting Persons intend to evaluate their investment in the shares of Common Stock on a continual basis. Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Company and others, including but not limited to, discussions regarding the Company’s operations and strategic direction and ideas that, if effected, would result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Company, or have one or more of the results described in Item 4(a)-(j) of the Schedule 13D or formulate and implement plans or proposals with respect to any of the foregoing.

Other than as set forth in this Item 4, the Reporting Persons may, from time to time, acquire or cause to acquire additional shares of Common Stock or dispose or cause to dispose some or all of the shares of Common Stock, engage in lending, short-selling or hedging or similar transactions with some or all of their shares of Common Stock, or may continue to hold the shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Company, general investment and trading policies of the Reporting Persons, and other factors, including changing their intention with respect to any or all matters referred to in this Item 4, except as may be prohibited by the Agreement (as defined below).
A written agreement (the “Agreement”) was entered into as of December 15, 2009 by and among the Reporting Persons (collectively, the “Group”), thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which consists of the Reporting Persons. A copy of the Agreement is filed with this Schedule 13D as Exhibit 99.2. Pursuant to the rules of the SEC promulgated under the Exchange Act, the Group was deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Company beneficially owned by each member of the Group. None of the members of the Group purchased any additional shares of Common Stock in connection with the Agreement. The members of the Group held several meetings before December 15, 2009 to discuss the transactions contemplated by the matters described in this Item 4, but no agreement was reached among the parties as a result of such meetings, and no group was formed under the Exchange Act, until December 15, 2009.
Under the Agreement, each Group member has agreed not to:
•	sell, assign, transfer or otherwise dispose of (any such transaction being herein collectively called a “Transfer”), all or any of the securities of the Company beneficially owned by such member, unless as a condition to any such Transfer the transferee agrees to be bound by the terms and provisions of the Agreement;

•	acquire beneficial ownership of any shares of Common Stock; provided that Mohammed Loubani may acquire up to an additional 450,000 shares; and

•	solicit any person or entity to vote for, or consent to, any of the actions or matters covered by the Written Consent or the Written Request (each as defined below) without the prior written approval of each other Interested Party.
In addition, pursuant to the Agreement:
•	each Group member agreed to retain, and not in any way compromise or encumber, the right to vote all securities of the Company beneficially owned by such member;

•	each Group member agreed to execute and deliver to the Board of Directors and Corporate Secretary of Hampshire the letter in the form attached to the Agreement and filed with this Schedule 13D as Exhibit 99.3 (the “Board Letter”);

•	Loubani L.P. agreed to execute and deliver to the Board of Directors of Hampshire the letter in the form attached to the Agreement and filed with this Schedule 13D as Exhibit 99.4 (the “Demand Letter”) demanding the right to inspect the Company’s stockholder list materials pursuant to Section 220 of the Delaware General Corporate Law (the “DGCL”);

•	each Group member agreed to execute and deliver to Hampshire the written consent in the form attached to the Agreement and filed with this Schedule 13D as Exhibit 99.5 (the “Written Consent”) removing and replacing certain directors of Hampshire; and

•	each Group member agreed to execute and deliver to Hampshire the written request in the form attached to the Agreement and filed with this Schedule 13D as Exhibit 99.6 (the “Written Request”) requesting the President of the Company to call a special meeting of stockholders.

The Written Consent provides for:
•	the removal of each member of the Board of Directors of Hampshire other than Peter H. Woodward and Richard A. Mandell; and

•	the election of Ronald Campo, Mohammed Loubani, Peter W. Woodworth and Gary Rada as directors of the Company to fill the resulting vacancies on the Board of Directors of Hampshire.
The Agreement will terminate upon the earlier to occur of (x) February 26, 2010, unless such date is extended by agreement of all of the parties thereto other than one of the Group members, and (y) the date that the director nominees set froth in the Written Consent are elected to the Board of Directors of Hampshire, provided that no matter shall be considered consummated under the Agreement while any claim or action of any kind, at law or equity, or any appeal of any decision thereof, is threatened in writing, initiated or pending which in any manner attempts to prevent, forestall or invalidate any such actions or matters contemplated thereby.
The foregoing description of the Agreement, the Board Letter, the Demand Letter, the Written Consent and the Written Request is qualified in its entirety by reference to the full text of such documents, a copy of which are filed with this Schedule 13D as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively.
NEITHER THE AGREEMENT (INCLUDING ALL OF THE EXHIBITS THERETO) NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO STOCKHOLDER OF THE COMPANY IS REQUESTED TO JOIN THE AGREEMENT. THE REPORTING PERSONS WILL NOT ACCEPT PROXIES OR CONSENTS FROM ANY STOCKHOLDER IN CONNECTION WITH THE ACTIONS CONTEMPLATED BY THE AGREEMENT OTHER THAN PERSONS CONTACTED DIRECTLY BY MR. LOUBANI FOR THIS SPECIFIC PURPOSE. The Reporting Persons do not intend to make any public statements regarding these matters or respond to inquiries by other stockholders regarding these matters.
As set forth in the Board Letter, the Reporting Persons have requested that the Board of Directors fix a record date for purposes of obtaining the written consent of stockholders to remove directors and elect directors to fill the resulting vacancies. The Reporting Persons have also requested that, to the extent required, the Board of Directors fix a record date for purposes of stockholders requesting that the president of Hampshire call a special meeting of stockholders to elect directors. Finally, as set forth in the Demand Letter, Loubani L.P. has requested a list of stockholders of Hampshire for the purposes of soliciting any written action by stockholders.
The Reporting Persons intend to remove each of Company’s directors other than Peter H. Woodward and Richard A. Mandell and to elect the following persons: Ronald Campo, Mohammed Loubani, Peter W. Woodworth and Gary Rada. The Reporting Persons intend to seek signatures to the Written Consent to accomplish the foregoing in accordance with an exemption from Rule 14a-2(b)(2) under the Exchange Act for solicitations of fewer than 10 persons. The Reporting Persons may engage an information agent to assist the Reporting Persons in making sure that the Written Consents are executed by stockholders of record of the Company.
The Reporting Persons may also seek signatures to the Written Request for the purpose of calling a special meeting of stockholders to elect directors. The Reporting persons reserve the right to take further actions, including requesting the Delaware Court of Chancery to summarily order a meeting of stockholders in accordance with Section 211 of the Delaware General Corporate Law. The Company has not had a meeting of stockholders since May 2006.
Each Reporting Person provided only the information as to itself and did not independently verify the information contained in this Schedule 13D provided by any other Reporting Person.
Item 5. Interest in Securities of the Issuer
     (a) Aggregate Number and Percentage of Class Beneficially Owned:

		Percentage of Class
	Aggregate Number	Beneficially
Name of Reporting Persons	of Shares Owned	Owned (1)	Notes
Peter W. Woodworth	272,052	5.0%

Joyce Woodworth	60,929	1.1%

Loubani L.P.	131,037	2.4%

Mohammed Loubani	131,037	2.4%	Comprised of 131,037 shares in the name of Loubani L.P.

(1) Based on 5,469,165 shares outstanding as of October 31, 2009.
     (b) Number of Shares as to which such person has:

			Sole power to	Shared power to
	Sole power to vote or to	Shared power to	dispose or to direct	dispose or to direct
Name of Reporting Persons	direct the vote	vote or to direct the vote	the disposition of	the disposition of
Peter W. Woodworth	None	272,052	None	272,052
Joyce Woodworth	None	60,929	None	60,929
Loubani L.P.	None	131,037	None	131,037
Mohammed Loubani	None	131,037	None	131,037
Pursuant to Rule 13d-4 of the Exchange Act, to the extent permitted by law, each of the Reporting Persons expressly declares that that filing of this Schedule 13D (and any amendment thereto) shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, (i) the beneficial owner of any shares of Common Stock held by any other person, or (ii) the beneficial owner of any shares of Common Stock held or beneficially owned by any member of the Group other than the Reporting Person.
The filing of this Schedule 13D (and any amendment thereto) by each of the Reporting Persons shall not, to the extent permitted by law, be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Exchange Act, is the beneficial owner of shares of Common Stock in which such Reporting Person does not have a pecuniary interest.
Woodworth Reporting Persons:
The filing of this Schedule 13D by each of the Woodworth Reporting Persons shall not be considered an admission that such Woodworth Reporting Person, for the purposes of Section 13(d) of the Exchange Act, is the beneficial owner of any shares of Common Stock in which such Woodworth Reporting Person does not have a pecuniary interest.
Loubani Reporting Persons:
Loubani L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 131,037 shares of Common Stock owned by Loubani L.P.
Mohammed Loubani does not own any shares of Common Stock directly. By virtue of Mohammed Loubani’s position as the general partner of Loubani L.P., Mohammed Loubani may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock owned by Loubani L.P., and therefore, Mohammed Loubani may be deemed to be the beneficial owner of the such shares. Mohammed Loubani disclaims beneficial ownership of such shares and of any of the shares of Common Stock covered by this Schedule 13D.
(c)	Description of transactions in the shares of Common Stock that were affected during the past sixty days by the persons named in response to paragraph (a):
Woodworth Reporting Persons:
The Woodworth Reporting Persons have not engaged in any transactions in the Issuer’s securities in the past sixty days.
Loubani Reporting Persons:
Information concerning transactions in the shares of Common Stock affected by the Loubani Reporting Persons during the past sixty days is set forth in Exhibit 99.7 and is incorporated by reference.
(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4 and Item 5.
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.
Item 7. Material to Be Filed as Exhibits
     The following are filed as exhibits to this Schedule 13D:

Exhibit 99.1	Joint Filing Agreement dated December 15, 2009 by and among the Reporting Persons

Exhibit 99.2	Agreement dated as of December 15, 2009 by and among Mohammed Loubani, Loubani L.P., Peter W. Woodworth and Joyce Woodworth

Exhibit 99.3	Letter to Board of Directors and Corporate Secretary, dated as of December 15, 2009, submitted by the Reporting Persons to the Company

Exhibit 99.4	Letter re: Demand For Inspection of Stockholder List Materials of Hampshire Group, Limited pursuant to 8 Del. C. §220, dated as of December 15, 2009, submitted by Loubani L.P. to the Company.

Exhibit 99.5	Written Consent of Stockholders

Exhibit 99.6	Written Request of Stockholders

Exhibit 99.7	Description of Transactions in Shares of Common Stock that were Affected During the Past 60 Days — Loubani L.P.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Date: December 15, 2009	PETER W. WOODWORTH

	By:	/s/ Peter W. Woodworth Peter W. Woodworth

Date: December 15, 2009	JOYCE WOODWORTH

	By:	/s/ Joyce Woodworth

Joyce Woodworth

Date: December 15, 2009	LOUBANI L.P.

	By:	/s/ Mohammed Loubani Name: Mohammed Loubani
Title: General Partner

Date: December 15, 2009	MOHAMMED LOUBANI

	By:	/s/ Mohammed Loubani Mohammed Loubani